EXHIBIT 20
George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Pittsburgh, Pennsylvania 15235
(800) 972-7341

Investor Contact:	Company Contact:
Alliance Advisors, LLC.	John C. Regan, Chairman & CEO
Mark McPartland / Chris Camarra	Nick Battaglia, CFO
212-398-3487	412-243-3200
ccamarra@allianceadvisors.net
FOR IMMEDIATE RELEASE
FlagshipPDG Announces Fourth Quarter and Annual Results
PITTSBURGH, PA, April 25, 2008 – PDG Environmental, Inc. (dba FlagshipPDG) (OTC BB: PDGE), a leading provider of environmental remediation, disaster response and reconstruction services, today reported financial results for the fiscal fourth quarter and twelve months ended January 31, 2008.
Revenue for the quarter was $22.1 million, up 35.0% from the $16.4 million reported in the fourth quarter of fiscal 2007. Field margin for the fourth quarter of fiscal 2008 was $6.4 million or 28.8% of revenue as compared to field margin of $3.6 million or 22% of revenue in the prior year fiscal quarter. The company reported a net after-tax loss of $(0.7) million, or $(0.04) per diluted share in the fourth quarter of fiscal 2008, compared with a net loss of $(1.8) million, or $(0.08) per diluted share, in the fourth quarter of fiscal 2007. The loss for the current quarter was largely due to a contract claim adjustment of $500,000 impacting the revenue and ultimately the pre-tax income of the Company for this quarter. EBITDA (earnings before interest, taxes, depreciation and amortization) was a positive $0.2 million for the current quarter versus a negative $(2.6) million for the comparable period in fiscal 2007. SG&A and other direct costs as a percent of revenue decreased to 29.8% for the current quarter as compared to 39.8% for the comparable quarter last year. SG&A costs in the fourth quarter of fiscal 2008 were $0.3 million higher than the prior year due to higher variable sales costs driven by the higher revenue for the current quarter. In the fourth quarter of fiscal 2008 and fourth quarter of fiscal 2007, FlagshipPDG recorded non-cash accounting costs of $0.2 million related to its July 2005 private placement. The fourth quarter of fiscal 2007 also included $0.2 million in one-time charges related to employee fraud. Average shares outstanding for the quarter rose to 20.8 million for the fourth quarter of fiscal 2008 from 19.7 million for the fourth quarter of fiscal 2007.
For the twelve months ended January 31, 2008, revenue rose to $97.1 million, up 29.5% versus the $75.0 million recorded during the same period in the prior fiscal year. FlagshipPDG reported net after-tax loss of $(0.9) million for the twelve month period, or $(0.04) per diluted share, compared with a net loss of $(7.2) million, or $(0.36) per share, last year. EBITDA improved to $3.0 million from a negative $(4.9) million last year. SG&A and other direct costs as a percent of revenue decreased to 25.0% for the current twelve month period as compared to 33.1% for the comparable period last year. SG&A costs increased $0.5 million from prior year due to higher variable selling and incentive costs, higher legal costs, and initial SOX implementation costs. The non-cash accounting cost of the July 2005 private placement totaled $0.9 million in fiscal 2008 versus $2.1 million in fiscal 2007, the decrease was a result of no conversions of preferred stock in fiscal 2008. Fiscal 2007 included $0.9 million in one-time charges related to employee fraud. Average shares outstanding rose to 20.7 million from 19.8 million in fiscal 2007.
“We are very pleased with the top line growth and the level of field margin we were able to attain this quarter, which is typically a slow time of year for FlagshipPDG. We are disappointed with our bottom line results for this fiscal year which were adversely impacted by a loss on a single project performed in the third quarter and a negative claim adjustment this quarter. Our backlog continues to be strong, exceeding $56 million, and we are focused on improving our bottom line results going forward. The rebranding initiative announced in mid-March has been extremely well received and we look forward to the benefits that a consistent message will have on our business development efforts,” said John C. Regan, chairman and chief executive officer of FlagshipPDG.
Conference Call
FlagshipPDG will host a conference call on April 25, 2008 at 11:00 a.m. Eastern. During the call, John C. Regan, Chairman and Chief Executive Officer, and Nick Battaglia, Chief Financial Officer, will discuss the Company’s quarterly performance and financial results.
Conference Call Details
Date: Friday, April 25, 2008
Time: 11:00 a.m. (EST)
Dial-in Number: 1-800-762-9439
International Dial-in Number: 1-480-629-9041
It is recommended that participants phone-in approximately 5 to 10 minutes prior to the start of the 11:00 a.m. call. A telephonic replay of the conference call may be accessed approximately two hours after the call through May 15, 2008, by dialing 1-800-406-7325 or 1-303-590-3030 for international callers and entering the replay access code 3869065.
The company makes use of EBITDA (earnings before interest, taxes, depreciation and amortization) as a financial measure which it believes is a useful performance indicator. EBITDA is not a recognized term under generally accepted accounting principles, or “GAAP,” and should not be considered as an alternative to net income/(loss) or net cash provided by operating activities, which are GAAP measures. A reconciliation of EBITDA to net income/(loss) appears at the end of this release, as do both actual results for the quarter and year-to-date periods.
About FlagshipPDG
FlagshipPDG, headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, FlagshipPDG has offices nationwide capable of responding to customer requirements coast to coast. For additional information, please visit http://www.FlagshipPDG.com.
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on fourth parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
– Tables to follow –

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Three Months Ended January 31,
	2008	2007
Contract Revenues	$22,130,000	$16,398,000

Job Costs	15,749,000	12,774,000

Field Margin	6,381,000	3,624,000

Other Direct Costs	2,769,000	2,969,000

Gross Margin	3,612,000	655,000

Selling General & Administrative Expenses	3,831,000	3,562,000
Non-recurring Charge for Employee Fraud	—	171,000
Non-cash Impairment Charge for Goodwill and Operating Lease	52,000	105,000
(Gain) on Sale of Fixed Assets	(9,000)	—

(Loss) From Operations	(262,000)	(3,183,000)

Other Income (Expense):
Interest Expense	(269,000)	(286,000)
Non-cash interest expense for preferred dividends and accretion of discount	(238,000)	(202,000)
Interest and other income, net	15,000	1,000

	(492,000)	(487,000)

(Loss) Before Income Taxes	(754,000)	(3,670,000)

Income Tax (Benefit)	(26,000)	(1,883,000)

Net (Loss)	$(728,000)	$(1,787,000)

Per share of common stock:
Basic	$(0.04)	$(0.08)

Dilutive	$(0.04)	$(0.08)

Earnings per share calculation:
Average common share equivalents outstanding	20,814,000	19,664,000

Average dilutive common share equivalents outstanding	—	—

Average common share and dilutive common equivalents outstanding	20,814,000	19,664,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Three Months Ended January 31,
	2008	2007
Net (Loss)	$(728,000)	$(1,787,000)

Income Tax (Benefit)	(26,000)	(1,883,000)

Interest Expense	269,000	286,000

Non-cash interest expense for preferred dividends and accretion of discount	238,000	202,000

Depreciation and Amortization	455,000	551,000

EBITDA	208,000	(2,631,000)

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Twelve Months Ended January 31,
	2008	2007
Contract Revenues	$97,084,000	$74,977,000

Job Costs	71,998,000	55,820,000

Field Margin	25,086,000	19,157,000

Other Direct Costs	10,998,000	12,051,000

Gross Margin	14,088,000	7,106,000

Selling General & Administrative expenses	13,230,000	12,750,000
Non-recurring Charge for Employee Fraud	—	919,000
Non-cash Impairment Charge for Goodwill and Operating Lease	52,000	216,000
(Gain) loss on Sale of Fixed Assets	(9,000)	17,000

Income (Loss) From Operations	815,000	(6,796,000)

Other Income (Expense):
Interest Expense	(1,152,000)	(1,002,000)
Non-cash interest expense for preferred dividends and accretion of discount	(896,000)	(2,072,000)
Interest and other income, net	330,000	17,000

	(1,718,000)	(3,057,000)

(Loss) Before Income Taxes	(903,000)	(9,853,000)

Income Tax (Benefit) Provision	6,000	(2,676,000)

Net (Loss)	$(909,000)	$(7,177,000)

Per share of common stock:
Basic	$(0.04)	$(0.36)

Dilutive	$(0.04)	$(0.36)

Earnings per share calculation:
Average common share equivalents outstanding	20,664,000	19,785,000

Average dilutive common share equivalents outstanding	—	—

Average common share and dilutive common equivalents outstanding	20,664,000	19,785,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Twelve Months Ended January 31,
	2008	2007
Net (Loss)	$(909,000)	$(7,177,000)

Income Tax Provision (Benefit)	6,000	(2,676,000)

Interest Expense	1,152,000	1,002,000

Non-cash interest expense for preferred dividends and accretion of discount	896,000	2,072,000

Depreciation and Amortization	1,858,000	1,835,000

EBITDA	3,003,000	(4,944,000)

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	January 31,	January 31,
	2008	2007
	(Unaudited)
ASSETS

Current Assets
Cash and cash equivalents	$90,000	$158,000
Contracts receivable, net	22,154,000	21,257,000
Costs and estimated earnings in excess of billings on uncompleted contracts	3,325,000	4,407,000
Inventories	689,000	553,000
Prepaid income taxes	—	271,000
Deferred income tax asset	1,111,000	915,000
Other current assets	94,000	534,000

Total Current Assets	27,463,000	28,095,000

Property, Plant and Equipment	12,201,000	11,352,000
Less: accumulated depreciation	9,859,000	8,795,000

	2,342,000	2,557,000

Goodwill	2,614,000	2,651,000
Deferred Income Tax Asset	2,804,000	2,565,000
Contracts Receivable, Non Current	677,000	500,000
Costs in excess of billings, Non Current	3,327,000	1,200,000
Intangible and Other Assets	5,018,000	5,686,000

Total Assets	$44,245,000	$43,254,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$9,729,000	$7,403,000
Billings in excess of costs and estimated earnings on uncompleted contracts	1,832,000	3,421,000
Accrued income taxes	255,000	—
Current portion of long-term debt	412,000	322,000
Accrued liabilities	4,921,000	4,007,000

Total Current Liabilities	17,149,000	15,153,000

Long-Term Debt	10,679,000	12,161,000

Series C Redeemable Convertible Preferred Stock	3,446,000	2,550,000

Total Liabilities	31,274,000	29,864,000

Stockholders’ Equity
Common stock	418,000	411,000
Common stock warrants	1,628,000	1,628,000
Additional paid-in capital	19,728,000	19,245,000
Retained Earnings (deficit)	(8,765,000)	(7,856,000)
Less treasury stock, at cost	(38,000)	(38,000)

Total Stockholders’ Equity	12,971,000	13,390,000

Total Liabilities and Stockholders’ Equity	$44,245,000	$43,254,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(UNAUDITED)

	For the Twelve Months Ended October 31,
	2008	2007
Cash Flows From Operating Activities:

Net (loss)	$(909,000)	$(7,177,000)
Adjustments to Reconcile Net Income (Loss) to Cash:
Depreciation and amortization	1,858,000	1,835,000
Provision for deferred income taxes	(435,000)	(2,794,000)
Interest expense for Series C preferred stock accretion of discount	896,000	2,072,000
Impairment charge for goodwill and operating lease	52,000	216,000
Loss (gain) on sale of fixed asses and equity investment	(9,000)	17,000
Stock based compensation	345,000	296,000
Provision for uncollectable accounts	4,000	850,000

Changes in Assets and Liabilities Other than Cash:
Contracts receivable	(1,078,000)	1,296,000
Costs and Estimated Earnings in Excess of Billings on uncompleted contracts	(1,045,000)	(433,000)
Inventories	(136,000)	43,000
Prepaid/accrued income taxes	526,000	463,000
Other current assets	1,423,000	754,000
Accounts payable	2,326,000	915,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,589,000)	1,377,000
Accrued liabilities	899,000	(193,000)

Total Changes in Assets and Liabilities Other than Cash	1,326,000	4,222,000

Net Cash Provided by (Used in) by Operating Activities	3,128,000	(463,000)

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(674,000)	(812,000)
Proceeds from sale of equity investment and fixed assets	27,000	49,000
Increase in other assets	(105,000)	(49,000)

Net Cash Used in Investing Activities	(752,000)	(812,000)

Cash Flows From Financing Activities:
Proceeds from debt	—	2,868,000
Proceeds from exercise of stock options and warrants	145,000	861,000
Payment of premium financing liability	(983,000)	(1,157,000)
Principal payments on debt	(1,606,000)	(1,369,000)

Net Cash (Used in) Provided by Financing Activities	(2,444,000)	1,203,000

Change in cash and cash equivalents	(68,000)	(72,000)
Cash and cash equivalents, beginning of period	158,000	230,000

Cash and Cash Equivalents, end of period	$90,000	$158,000

Supplementary disclosure of non-cash Investing and Financing Activity:
Change in goodwill and accrued liabilities for earnout liability	(37,000)	442,000
Financing of annual insurance premium	$983,000	$1,157,000
Non-Cash purchase of fixed assets financed through capital lease	$214,000	$561,000